SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of September, 2005
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  Blocklisting Six Monthly Return
                                -------------------------------

AMVESCAP PLC
IMMEDIATE RELEASE 14 SEPTEMBER 2005


                        BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

TO:        The FSA

Date:      14 September 2005

1. Name of applicant:

         AMVESCAP PLC

2.       Name of scheme

         PERPETUAL SHARE OPTION SCHEMES

3. Period of return:

         From      14 MARCH To 13 SEPTEMBER 2005

4. Balance under scheme from previous return:

         1,949,720

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

              0

6. Number of securities issued/allotted under scheme during period:

              0

7. Balance under scheme not yet issued/allotted at end of period

         1,949,720

8. Number and class of securities originally listed and the date of admission

         2,032,278 ORDINARY SHARES OF 25P EACH LISTED ON 13 MARCH 2001.

9. Total number of securities in issue at the end of the period.

              -

   Name of contact                                     ROBERT CLYDE
   Address of contact                                  30 FINSBURY SQUARE,
                                                       LONDON EC2
   Telephone number of contact                         020 7065 3720

         Signed by  R. Clyde
         Assistant Company Secretary
         for and on behalf of

         Name of applicant:  AMVESCAP PLC

      If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  14 September, 2005                By   /s/  Michael S. Perman
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                                                (Signature)

                                          Michael S. Perman
                                          Company Secretary